April 7, 2010

Ms. Lynda J. Nahra
President and Chief Executive Officer
Community West Bancshares
445 Pine Avenue
Goleta, CA 93117

> **Re:** **Community West Bancshares**
> **Registration Statement on Form S-1**
> **File No. 333-165817**
> <u>**Filed March 31, 2010**</u>

Dear Ms. Nahra:

We have monitored your Form S-1 with respect to the following comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-1 filed March 31, 2010</u>
<u>General</u>

1. You disclose that you will issue and sell any additional $600,000 in Debentures pursuant to your Rounding-Up Privilege to satisfy all excess subscriptions. Please tell us why you have not registered these additional Debentures and the corresponding amount of your common stock issuable upon their conversion in your Registration Statement.

Questions and Answers About The Offering, page 1
General

2. Include a separate Q/A titled "What if the Company misses an interest payment?" or similar language that describes to the reader the impact of you missing an interest payment on the Debentures.

Q: What is a Subordinated Debenture?

3. Disclose here and elsewhere throughout the document what your payment obligations are going forward with respect to your $15.6 million Series A Fixed Rate Cumulative Perpetual Preferred Stock outstanding to the U. S. Treasury.

Q: How is interest calculated and paid to me?

4. Please indicate here and elsewhere as appropriate when you anticipate closing the transaction and therefore, when you anticipate making your first interest payment on the Debentures.

Q: What will you do with the proceeds raised in the Offering?

5. Amend this section to include the disclosure you made under "Use of Proceeds" on page 8 to indicate that you anticipate retaining $2 million of the net proceeds in order to meet your payment operations under the Debentures and to support your ongoing operations.

Risk Factors
We are a holding company, …, page 16

6. Revise this Risk Factor to disclose, as of the most recent practicable date, the amount of dividends that the Bank may pay to you. In addition, disclose your annual interest obligations for all debt currently outstanding at the holding company level or that is the holding company's responsibility. In addition, delete the "we cannot assure you" language as the real risk is not your inability to guarantee something, but the negative consequence itself. Finally, disclose whether there are any regulatory restrictions that would prevent the payment of interest on the Debentures as of the most recent practicable date.

Exhibit 5.1
Legal Opinion

7. Please revise your legal opinion to state that the Debentures are your legally binding obligation rather than being validly issued, fully paid and non-assessable.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3434 with questions.

Sincerely,

Michael Clampitt